# International Lease Finance Corporation

 **ILFC** Notes

### With Maturities of 9 Months or More from Date of Issue

Registration No. 333-136681
Filed Pursuant to Rule 424(b)(3)
Pricing Supplement No. 8
(To: Prospectus dated August 16, 2006 and Prospectus Supplement dated April 28, 2008)
The date of this Pricing Supplement is June 16, 2008
Trade Date: 06/23/08 Issue Date: 06/26/08

| CUSIP Number | Stated Interest Rate per Annum | Maturity Date | Interest Payment Frequency | First Interest Payment Date | Subject to Redemption | Redemption Date and Terms |
|---|---|---|---|---|---|---|
| 45974WBP0 | 5.400% | 06/15/10 | SEMI-ANNUAL | 12/15/08 | No | N/A |
| 45974WBQ8 | 5.650% | 06/15/11 | SEMI-ANNUAL | 12/15/08 | No | N/A |
| 45974WBR6 | 6.100% | 06/15/12 | SEMI-ANNUAL | 12/15/08 | No | N/A |
| 45974WBS4 | 6.400% | 06/15/13 | SEMI-ANNUAL | 12/15/08 | No | N/A |
| 45974WBT2 | 6.650% | 06/15/14 | SEMI-ANNUAL | 12/15/08 | No | N/A |
| 45974WBU9 | 6.850% | 06/15/15 | SEMI-ANNUAL | 12/15/08 | No | N/A |

[Additional columns below]

[Continued from above, first column repeated]

| CUSIP Number | Price to Public | Discounts and Commissions | Survivors Option | OID Note | Other Material Terms |
|---|---|---|---|---|---|
| 45974WBP0 | 100% | 0.400% | YES | No | N/A |
| 45974WBQ8 | 100% | 0.625% | YES | No | N/A |
| 45974WBR6 | 100% | 0.750% | YES | No | N/A |
| 45974WBS4 | 100% | 1.000% | YES | No | N/A |
| 45974WBT2 | 100% | 1.100% | YES | No | N/A |
| 45974WBU9 | 100% | 1.200% | YES | No | N/A |

All notes described in this Pricing Supplement are issued in U.S. Dollars with Authorized Denominations of $1,000 and integral multiples thereof.